SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: 1 August 2006

NATIONAL GRID plc

(Registrant’s Name)

1-3 Strand

London

WC2N 5EH

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ David C Forward
David C Forward Assistant Secretary

Date: 1 August 2006

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand, London, WC2N 5EH,

United Kingdom

Update- to 1 August 2006

Recent Announcements to the London Stock Exchange

DATE	DETAILS

1.8.06	AGM and EGM* Poll Results.

28.7.06	Legal&General Interest at 3.98%.

27.7.06	National Grid plc Medium Tem Note Programme

26.7.06	Final Terms- National Grid plc’s issue of EUR 300,000,000 Floating
Rate Instruments due 2008.

24.7.06	SEC-Registered Securities

24.7.06	Euro Medium Term Note Programme.

24.7.06	Final Terms published in relation to issue of	£250m
5.5 per cent. Instruments due 24 July 2013.

13.7.06	Directors Technical Interests- ESOT Operation- disposal of Trust shares

13.7.06	Directors interests- Nick Winser Exercises Sharematch Award

10.7.06
And 12.7.06	Updates on National Grid Acquisition of Keyspan

10.7.06	Directors Interests - Share Incentive Plan - monthly update

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Note:	*A copy of the Resolution passed at the Extraordinary

General Meeting held on 1 August 2006, approving the proposed

KeySpan Acquisition in the US, is also annexed.

ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand

London

WC2N 5EH

United Kingdom

Update- to 1 August 2006

1 August 2006

National Grid plc (‘the Company’)

AGM and EGM Poll Results

Yesterday National Grid held its Annual General Meeting (“AGM”) and an Extraordinary General Meeting (“EGM”).

The ordinary resolution at the EGM sought approval for the acquisition of KeySpan Corporation. Completion of the acquisition is conditional upon the fulfilment of certain anti-trust and regulatory consents and approvals in the US and is expected to occur in early 2007.

The results of the resolutions, all decided by way of poll, are set out below:

Resolution	Details	For (% of shares voted)	Against (% of shares voted)

AGM
1	To receive the Annual Report and Accounts	99.69	0.31
2	To declare a final dividend	99.96	0.04
3	To re-elect Sir John Parker	99.21	0.79
4	To re-elect Steve Lucas	98.88	1.12
5	To re-elect Nick Winser	98.86	1.14
6	To re-elect Ken Harvey	99.16	0.84
7	To re-elect Stephen Pettit	99.17	0.83
8	To re-elect George Rose	99.17	0.83
9	To re-elect Steve Holliday	98.85	1.15
10a	To reappoint PricewaterhouseCoopers LLP as auditors	99.43	0.57
10b	To set the auditors’ remuneration	99.68	0.32
11	To approve the Directors’ Remuneration Report	97.90	2.10
12	To authorise the Directors to issue ordinary shares	99.46	0.54
13 *	To disapply pre-emption rights	99.42	0.58
14 *	To authorise the Company to purchase ordinary shares	99.81	0.19
15 *	To authorise the Company to purchase B shares	99.81	0.19
16 *	To approve the broker contract for the repurchase of B shares	99.78	0.22
17 *	To amend the articles of association	99.64	0.36

EGM
1	To approve the acquisition	99.67	0.33

* Special resolution

As required by the FSA Listing Rules two copies of AGM resolutions 11, 12, 13, 14, 15, 16 and 17 will shortly be available for inspection at the Document Viewing Facility, UK Listing Authority, Financial Services Authority , 25 North Colonnade, Canary Wharf, London E14 5HS. Copies of the EGM ordinary resolution are also available for inspection at the Document Viewing Facility.

The complete poll results and details of proxy votes lodged before the meeting will be available on the Company’s website, www.nationalgrid.com.

Registered Number: 4031152

THE COMPANIES ACT 1985

____________________________

COMPANY LIMITED BY SHARES

______________________________

RESOLUTION OF

NATIONAL GRID plc (‘the Company’)

The following Resolution was passed, by means of a poll, by the members of the Company at the Extraordinary General Meeting held on 31 July 2006, at the International Convention Centre, Broad Street, Birmingham, B1 2EA:

PROPOSED ACQUISITION OF KEYSPAN CORPORATION:

THAT the Acquisition, on the terms and subject to the conditions set out in the Merger Agreement (both as defined in the circular to shareholders dated 28 June 2006 (the ‘‘Circular’’), a copy of which is produced to the meeting and initialled by the Chairman for the purposes of identification), be and is hereby approved and the Directors (or a duly authorised committee of the Directors) be and are hereby authorised to waive, amend, vary or extend any of the terms of the Merger Agreement and to do all things as they may consider to be necessary or desirable to complete, implement and give effect to, or otherwise in connection with, the Acquisition and any matters incidental to the Acquisition.

D C Forward

...........................................................

Assistant Secretary

National Grid plc (‘NG.’)

28 July 2006

Notification of Interest in NG. Ordinary Shares, Pursuant to

Sections 198 to 208 of The Companies Act 1985

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National Grid plc today received a further notification from Legal & General Investment Management Limited, that its notifiable interest was in 3.98% of NG. Ordinary shares (108,541,582 shares) at 27 July 2006.

National Grid plc

EURO MEDIUM TERM NOTE PROGRAMME

National Grid plc announces that it has today issued Euro 300,000,000 Floating Rate Instruments due 2008 Series No 39, as part of the National Grid plc and National Grid Electricity Transmission plc EUR 12,000,000,000 Euro Medium Term Note Programme.

27 July 2006

Contact: Andrew Kluth (Tel: 020 7004 3365)

National Grid PLC

26 July 2006

Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to the National Grid plc’s issue of Euro 300,000,000 Floating Rate Instruments due 2008 under the National Grid plc / National Grid Electricity Transmission plc Euro 12,000,000,000 Euro Medium Term Note Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7846g_-2006-7-26.pdf

For further information, please contact

Andrew Kluth

Assistant Treasurer

National Grid plc

1-3 Strand

London WC2N 5EH

Tel:	+44 20 7004 3365
Fax:	+44 20 7004 3363

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus for the National Grid plc / National Grid Electricity Transmission plc Euro 12,000,000,000 Euro Medium Term Note Programme dated 18 August 2005) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

National Grid plc

SEC-REGISTERED SECURITIES

National Grid plc announces that it has today issued USD 1,000,000,000 Fixed Rate 6.30% Notes due 1 August 2016.

This notice does not constitute an offer of any securities which will only be made pursuant to the prospectus dated 19 July 2006 filed with the US Securities and Exchange Commission.

24 July 2006

Contact: Andrew Kluth (Tel: 020 7004 3365)

National Grid plc

EURO MEDIUM TERM NOTE PROGRAMME

National Grid plc announces that it has today issued GBP 250,000,000 Fixed Rate Instruments due 24 July 2013 Series No 36, as part of the National Grid plc and National Grid Electricity Transmission plc EUR 12,000,000,000 Euro Medium Term Note Programme.

24 July 2006

Contact: Andrew Kluth (Tel: 020 7004 3365)

RNS Number:6247G

National Grid PLC

24 July 2006

Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to the National Grid plc’s issue of GBP 250,000,000 5.5 per cent. Instruments due 24 July 2013 under the National Grid plc / National Grid Electricity Transmission plc Euro 12,000,000,000 Euro Medium Term Note Programme

To view the full document, please paste the following URL into the address bar of your browser.

www.rns-pdf.londonstockexchange.com/rns/6247g_-2006-7-24.pdf

For further information, please contact

Andrew Kluth

Assistant Treasurer

National Grid plc

1-3 Strand

London WC2N 5EH

Tel:	+44 20 7004 3365
Fax:	+44 20 7004 3363

Thursday 13 July 2006

National Grid plc (NG)

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Interests Notified by the Trustee of the

Lattice Group Employee Share Ownership Trust

(Notification of Directors’ Technical Interests,

Pursuant to Section 324(2) of the Companies Act 1985)

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NG today received a notification from Lattice Group Trustees Limited, as Trustee of the Lattice Group Employee Share Ownership Trust (the ‘Trust’), operated in conjunction with the Lattice Group Short Term Incentive Scheme (the ‘Scheme’). Following the transfer of 137,481 NG shares to participants on 13 July 2006, Steve Lucas, together with other employees formerly with Lattice Group, have a technical interest in the new balance of 24,834 NG shares held in the Trust.

(Note: For Companies Act purposes, Steve Lucas is deemed to have a technical interest in all the shares held in this Trust, together with all participating employees. The interest ceases when shares are transferred to participants under the rules of the Scheme.)

Contact: D C Forward, Assistant Secretary (020 7004 3226)

13 July 2006

National Grid plc (NG)

Director’s Interests in NG Ordinary Shares

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National Grid Share Matching Plan

The Trustee of the National Grid 1996 Employee Benefit Trust (ESOP) has today confirmed that 3,937 shares were transferred to Nick Winser on exercising the Sharematch award (at a total exercise price of £1) granted to him under the National Grid Share Matching Scheme operation in June 2003. These shares are retained by him and his total interest is unchanged.

(Note: For Companies Act purposes, certain Executive Directors of NG (E Astle, S Holliday, S Lucas, R Urwin and N Winser) are deemed to have a technical interest in all the shares held by the ESOP, together with all participating employees. The joint interest ceases on those shares on transfer to individual participants by the exercise of executive share options or under another employees’ share scheme.)

Contact: D C Forward, Assistant Secretary (0207 004 3226).

12 July 2006

UPDATE ON NATIONAL GRID ACQUISITION OF KEYSPAN

National Grid today announces further progress on the proposed acquisition of KeySpan. The Committee on Foreign Investment in the United States (CFIUS) has completed its review of the transaction and has determined there are no issues of national security sufficient to warrant an investigation.

This follows the announcement on 10 July 2006, that the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act (HSR).

Remaining approvals for the acquisition include authorisation by the Federal Energy Regulatory Commission and by state public utility regulatory commissions, including from the New York Public Service Commission and the New Hampshire Public Utilities Commission.

CONTACT DETAILS

Investors

David Campbell	+44 (0)20 7004 3170	+44 (0)7799 131783 (m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321 (m)

Media

Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173 (m)

Citigate Dewe Rogerson	+44 (0)20 7638 9571
Anthony Carlisle	+44 (0)7973 611888(m)

10 July 2006

UPDATE ON NATIONAL GRID ACQUISITION OF KEYSPAN

National Grid today announces that the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act (HSR) for its proposed acquisition of KeySpan Corporation. HSR permits the US federal government to review certain proposed transactions for potential effects on competition.

Remaining approvals for the acquisition include clearance under foreign investment laws; authorisation by the Federal Energy Regulatory Commission and by state public utility regulatory commissions, including from the New York Public Service Commission and the New Hampshire Public Utilities Commission.

CONTACT DETAILS

Investors

David Campbell	+44 (0)20 7004 3170 +44 (0)7799 131783 (m)
Richard Smith	+44 (0)20 7004 3172 +44 (0)7747 006321 (m)

Media

Clive Hawkins	+44 (0)20 7004 3147 +44 (0)7836 357173 (m)

Citigate Dewe Rogerson	+44 (0)20 7638 9571
Anthony Carlisle	+44 (0)7973 611888(m)

National Grid plc (NG)

Monday 10 July 2006

National Grid SHARE INCENTIVE PLAN (the “SIP”)

(Notification of Directors’ Interests, pursuant to Section 324(2) of the Companies Act 1985)

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Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NG. ordinary shares by regular monthly contributions. The current monthly purchase of 41,949 NG. ordinary shares under the scheme was confirmed by the Trustee last Friday, the shares having been purchased in the market on 7 July 2006, at a price of 597 pence per share, on behalf of some 2,750 participants.

The following executive Directors of NG are beneficiaries of the number of shares purchased on their behalf:

Director	Shares purchased in SIP	Resulting total interest
Steven Holliday	21 Ordinary Shares	650,795 Ordinary Shares
Roger Urwin	21 Ordinary Shares	1,430,949 Ordinary Shares 281,977 B Shares- unchanged

Contact: D C Forward, Assistant Secretary (0207 004 3226)